UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Pareteum Corporation

(Name of Issuer)

Common Stock, $0.00001 par value

 (Title of Class of Securities)

69946T207

 (CUSIP Number)

Jan Cant
Vaartdijkstraat 19 8200 Bruges Belgium

+32 50 23 03 00

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            October 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Artilium plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,200,332 shares of common stock
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,200,332 shares of common stock
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,332 shares of common stock
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.00001 par value, (the “Common Stock”) of Pareteum Corporation, having its principal executive office at 1185 Avenue of the Americas, 37th Floor, New York, NY 10036.

Item 2.	Identity and Background.

This statement is being filed by Artilium plc, a company incorporated under the laws of the England and Wales, with its registered office at the Offices of Rosenblatt Solicitors, 9-13 St Andrew Street London EC4A 3AF.

The principal business of Artilium is to provide telecommunications and cloud-based services.

During the five years prior to the date hereof, neither Artilium nor, to the best of their knowledge, any of the persons listed in Schedule 1 hereto has been has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of October 16, 2017, pursuant to the Share Exchange Agreement entered into between Pareteum and Artilium as of October 16, 2017, (the “Agreement”), Pareteum issued 3,200,332 shares of Common Stock to Artilium in exchange for Artilium issuing 27,695,177 new ordinary shares to Pareteum.

The description of the Agreement contained in this Item 3 is qualified in its entirety by reference to the Agreement, which is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Share Exchange Agreement.

The description of the Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.

Agreement Establishing a Strategic Alliance.

On October 16, 2017, Artilium and Pareteum set forth the general terms upon which they shall cooperate to jointly market, bid, offer and sell from time to time in respect of future commercial opportunities to supply their own and each other’s solutions through exploiting projects with potential new customers in the territory (the “Alliance Agreement”).

The description of the Alliance Agreement contained in this Item 4 is qualified in its entirety by reference to the Alliance Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of Artilium to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

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Artilium is the record owner of the Common Stock acquired pursuant to the Agreement.

The percentage of outstanding Common Stock of Pareteum which may be deemed to be beneficially owned by Artilium is set forth on Line 13 of the cover sheet. Such percentage was calculated based on 51,006,394 shares of Common Stock disclosed as outstanding as of March 30, 2018 by Pareteum in its annual report on Form 10-K filed on that date.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheet

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheet

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheet

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheet

(c)	Artilium has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by Artilium.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Share Exchange Agreement between Pareteum Corporation and Artilium plc dated as of October 16, 2017 (incorporated herein by reference to Exhibit 10.1 to current report on Form 8-K (File No. 001-35360) filed by Pareteum on October 16, 2017).

Exhibit B – Agreement Establishing a Strategic Alliance between Pareteum Corporation and Artilium plc dated October 16, 2017 (incorporated herein by reference to Exhibit 10.2 to current report on Form 8-K (File No. 001-35360) filed by Pareteum on October 16, 2017).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of April, 2018.

Artilium

By:   /s/ Jan Cant

Name:    Jan Cant

Position: General Counsel and Company Secretary

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Schedule 1

Directors and Executive Officers of Artilium

Name	Present Principal Occupation	Business Address	Citizenship

Jan Paul Menke	Chairman and Non-Executive Director	9-13 St Andrew Street London EC4A 3AF	Dutch
Bart Weijermars	Chief Executive	9-13 St Andrew Street London EC4A 3AF	Dutch
Rupert Hutton	Chief Financial Officer	9-13 St Andrew Street London EC4A 3AF	British
Gerard Dorenbos	Non- Executive Director	9-13 St Andrew Street London EC4A 3AF	Dutch
Jan Cant	General Counsel and Company Secretary	9-13 St Andrew Street London EC4A 3AF	Belgian

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